UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Ultrapar signs agreement to sell ConectCar

São Paulo, June 25, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”) announces the signing of an agreement for the sale of its equity interest in ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), through its subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), to Porto Seguro S.A., through its subsidiary Portoseg S.A.

ConectCar was created in 2012 and operates in the electronic toll and parking payment segment. It is currently controlled by Ipiranga and Redecard S.A. (that belongs to Itaú Unibanco Holding S.A.), both with equal share of 50% in ConectCar’s capital.

The sale of ConectCar is in line with the portfolio review disclosure that Ultrapar has been providing to its shareholders and the capital markets, with investments focused on existing opportunities in the downstream oil and gas chain in Brazil, whose first step was the announcement of the sale of Extrafarma in May 2021. In addition to contributing to a more complementary and synergistic business portfolio, with additional benefits of greater management focus and Company profitability, the sale of ConectCar also contributes to the concentration of efforts and investments in Abastece Aí, that combines the abastece aí app and the Km de Vantagens loyalty program in a payment and digital relationship platform focused on the driver's ecosystem, fully controlled by Ultrapar.

The sale price of Ipiranga’s 50% stake is R$ 165 million, subject to adjustments due mainly to changes in ConectCar’s working capital and net debt position on the closing date of the transaction. The completion of this transaction is subject to usual conditions precedent in such deals, including approval by the Brazilian antitrust and other regulatory authorities. The payment will be made in a single installment on the closing date of the transaction after the precedent conditions have been met. The effect of ConectCar’s results on Ultrapar's 2020 EBITDA was negative by R$ 22 million.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)